Dejour Enterprises Announces Analyst Coverage and Report by Zacks Investment Research

October 1, 2009, Vancouver, Canada. Dejour Enterprises Ltd. (NYSE AMEX:  DEJ/TSX:  DEJ) announces that Zacks Investment Research, an online financial investment data provider, has initiated coverage of the Company.  In addition, Zacks has completed an independent report that projects an initial 12-month target stock price for the Company’s common stock of US$1.01, quoting that Zack’s believes the Company’s “key Piceance Basin acreage [to be] at ground zero of bidding war”.

This 24-page article outlines a comprehensive financial analysis of the Company, including discounted cash flow estimates of the intrinsic value of the Company’s oil and gas properties.  On the basis of only the present net asset value and without consideration of any future cash flow from development, the Zacks report indicates that it believes the Company’s shares are undervalued.

The Company’s Chairman & CEO, Robert L. Hodgkinson, comments that “this first independent research report serves to profile our solid asset base that management believes will deliver strong incremental value to our stakeholders.  We will be commencing the Peace River Arch winter oil drilling this fourth quarter, which we anticipate will substantially impact Dejour’s valuation over the next six months.  The recognition provided by Zacks Investment Research in its report and continued coverage will certainly corroborate our efforts and document our growth not only for the period upon us, but continually during the resurgence of the North American natural gas markets over the next several years”.

The report was written by independent financial analyst, Richard R. Wolfe, CFA.  A copy of the report can be obtained for a fee at www.zacks.com.

About Dejour

Dejour Enterprises Ltd. is a high growth oil and natural gas company operating multiple  exploration and production projects in North America’s Piceance / Uinta Basins (128,000 net acres) and Peace River Arch region (15,000 net acres). Dejour’s veteran management team has consistently been among early identifiers of premium energy assets, repeatedly timing investments and transactions to realize their value to shareholders' best advantage. Current production is from less than 4000 acres of the Company's 143,000 net acres of landholdings.

Dejour, headquartered in Vancouver, Canada, maintains operations offices in Denver, Colorado and Calgary, Canada. The company is publicly traded on the New York Stock Exchange Amex (NYSE- Amex: DEJ) and Toronto Stock Exchange (TSX: DEJ).

Statements Regarding Forward-Looking Information:  This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under applicable securities laws. The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Chairman & CEO

DEJOUR ENTERPRISES LTD.

598 – 999 Canada Place,

Vancouver, BC Canada V6C 3E1

Phone: 604.638.5050  Facsimile: 604.638.5051

Email: investor@dejour.com